Exhibit 99.1

Qifu Technology Announces Fourth Quarter and Full Year 2024 Unaudited Financial Results and Raises Semi-Annual Dividend

Shanghai, China, March 16, 2025, Qifu Technology, Inc. (NASDAQ: QFIN; HKEx: 3660) (“Qifu Technology” or the “Company”), a leading AI-empowered Credit-Tech platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024 and raised semi-annual dividend.

Fourth Quarter 2024 Business Highlights

•	As of December 31, 2024, our platform has connected 162 financial institutional partners and 261.2 million consumers*1 with potential credit needs, cumulatively, an increase of 11.0% from 235.4 million a year ago.

•	Cumulative users with approved credit lines*2 were 56.9 million as of December 31, 2024, an increase of 11.8% from 50.9 million as of December 31, 2023.

•	Cumulative borrowers with successful drawdown, including repeat borrowers was 34.4 million as of December 31, 2024, an increase of 13.1% from 30.4 million as of December 31, 2023.

•	In the fourth quarter of 2024, financial institutional partners originated 24,814,923 loans*3 through our platform.

•	Total facilitation and origination loan volume*4 reached RMB89,885 million, an increase of 0.4% from RMB89,561 million in the same period of 2023 and an increase of 9.0% from RMB82,436 million in the prior quarter. RMB47,796 million of such loan volume was under capital-light model, Intelligence Credit Engine (“ICE”) and total technology solutions*5, representing 53.2% of the total, an increase of 23.2% from RMB38,798 million in the same period of 2023 and an increase of 5.3% from RMB45,396 million in the prior quarter.

•	Total outstanding loan balance*6 was RMB137,014 million as of December 31, 2024, a decrease of 5.7% from RMB145,270 million as of December 31, 2023 and an increase of 7.3% from RMB127,727 million as of September 30, 2024. RMB79,599 million of such loan balance was under capital-light model, “ICE” and total technology solutions, an increase of 8.6% from RMB73,268 million as of December 31, 2023 and an increase of 7.5% from RMB74,078 million as of September 30, 2024.

•	The weighted average contractual tenor of loans originated by financial institutions across our platform in the fourth quarter of 2024 was approximately 10.00 months, compared with 11.47 months in the same period of 2023.

•	90 day+ delinquency rate*7 of loans originated by financial institutions across our platform was 2.09% as of December 31, 2024.

•	Repeat borrower contribution*8 of loans originated by financial institutions across our platform for the fourth quarter of 2024 was 93.9%.

1 Refers to cumulative registered users across our platform.

2 “Cumulative users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line at the end of each period.

3 Including 2,799,208 loans across “V-pocket”, and 22,015,715 loans across other products.

4 Refers to the total principal amount of loans facilitated and originated during the given period. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

5 “ICE” is an open platform primarily on our “Qifu Jietiao” APP (previously known as “360 Jietiao”), we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans facilitated through “ICE”, the Company does not bear principal risk.

Under total technology solutions, we have been offering end-to-end technology solutions to financial institutions based on on-premise deployment, SaaS or hybrid model since 2023.

6 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans facilitated and originated at the end of each period, excluding loans delinquent for more than 180 days. Retrospectively excluding the impact of discontinued service, which did not have and is not expected to have a material impact on our overall business, financial condition, and results of operations.

7 “90 day+ delinquency rate” refers to the outstanding principal balance of on- and off-balance sheet loans that were 91 to 180 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans across our platform as of a specific date. Loans that are charged-off and loans under “ICE” and total technology solutions are not included in the delinquency rate calculation.

8 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan facilitation and origination volume through our platform during that period.

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Fourth Quarter 2024 Financial Highlights

•	Total net revenue was RMB4,482.3 million (US$614.1 million), compared to RMB4,370.2 million in the prior quarter.

•	Net income was RMB1,912.7 million (US$262.0 million), compared to RMB1,798.8 million in the prior quarter.

•	Non-GAAP*9 net income was RMB1,972.4 million (US$270.2 million), compared to RMB1,825.1 million in the prior quarter.

•	Net income per fully diluted American depositary share (“ADS”) was RMB13.24 (US$1.82), compared to RMB12.18 in the prior quarter.

•	Non-GAAP net income per fully diluted ADS was RMB13.66 (US$1.87), compared to RMB12.35 in the prior quarter.

9 Non-GAAP income from operations, Non-GAAP net income, Non-GAAP operating margin, Non-GAAP net income margin and Non-GAAP net income per fully diluted ADS are Non-GAAP financial measures. For more information on these Non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Full Year 2024 Operational Highlights

•	Total loan facilitation and origination volume*4 in 2024 was RMB321,969 million, representing a decrease of 12.8% from RMB369,132 million in 2023. Loan facilitation volume*4 under Platform Services was RMB170,589 million, an increase of 3.8% from RMB164,321 million in 2023.

•	The weighted average contractual tenor of loans facilitated and originated was 10.05 months in full year 2024, compared with 11.21 months in 2023.

•	Repeat borrower contribution was 93.1% in full year 2024, compared with 91.6% in 2023.

Full Year 2024 Financial Highlights

•	Total net revenue was RMB17,165.7 million (US$2,351.7 million), compared to RMB16,290.0 million in 2023.

•	Net income was RMB6,248.1 million (US$856.0 million), compared to RMB4,268.6 million in 2023.

•	Non-GAAP net income was RMB6,415.7 million (US$879.0 million), compared to RMB4,454.2 million in 2023.

•	Net income per fully diluted ADS was RMB41.28 (US$5.66), compared to RMB26.08 in 2023.

•	Non-GAAP net income per fully diluted ADS was RMB42.39 (US$5.81), compared to RMB27.22 in 2023.

Mr. Haisheng Wu, Chief Executive Officer and Director of Qifu Technology, commented, “Although 2024 was a challenging year as macro-economic headwinds persisted, we have made timely adjustments to our operations throughout the year and focused our effort on improving the quality and sustainability of our business. With consistent execution, we closed the year with strong operational and financial results. Throughout 2024, we proactively expanded the scope of our platform services, which makes our business model more resilient and forms a solid foundation for high quality growth in 2025.

Approximately 58% of the year-end loan balance was under the capital-light model, ICE and total technology solutions. The strong contribution from non-credit risk bearing services helped us mitigate some risks in a challenging environment and demonstrated the efficiency of our platform services. In 2024, we further diversified our user acquisition channels and in the fourth quarter, approximately 47% of our new credit line users were acquired through embedded finance channels. Meanwhile, we continued to solidify our relationships with financial institution partners. With record-setting ABS issuance, we further optimized our funding structure.

While we started to see some tentative signs of improvement in user activities late in 2024, we will continue to take a prudent approach in our business planning in 2025. We will remain focused on quality growth and further empower our partners and users through our open platform. With the increasing maturity and efficiency of large language models, we expect to allocate more resources to the application of AI across the credit scenarios in the future. We believe such efforts will enable us to better navigate through the current environment and position us well to capture long-term opportunities through innovative technologies, enhanced products and collaborative models.”

“We are pleased to report another quarter of solid financial results and close the year on a strong note in a still uncertain macro environment. For 2024, total revenue was RMB17.17 billion and Non-GAAP net income was RMB6.42 billion,” Mr. Alex Xu, Chief Financial Officer, commented. “Meanwhile, we generated a record-breaking RMB9.34 billion cash from operations in 2024. Our strong financial positions not only allow us to consistently execute our strategy and support business initiatives, but also enable us to further enhance returns to our shareholders by actively executing 2025 share repurchase plan and significantly raising semi-annual dividends.”

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Mr. Yan Zheng, Chief Risk Officer, added, “Despite facing macro uncertainties, we significantly reduced our overall portfolio risks through 2024 by decisively tightening risk standards early in the year. Overall risk performance reached the best level for the year in the fourth quarter. Among key leading indicators, Day-1 delinquency rate*10 was 4.8% in the fourth quarter, and 30-day collection rate*11 was 88.1%. We feel comfortable with current risk levels and expect to see relatively stable risk performance in the coming quarters as we seek growth opportunities in a changing environment in 2025.”

10 “Day-1 delinquency rate” is defined as (i) the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that was due for repayment as of such specified date.

11 “30-day collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as of a specified date, divided by (ii) the total amount of principal that became overdue as of such specified date.

Fourth Quarter 2024 Financial Results

Total net revenue was RMB4,482.3 million (US$614.1 million), compared to RMB4,495.5 million in the same period of 2023, and RMB4,370.2 million in the prior quarter.

Net revenue from Credit Driven Services was RMB2,889.5 million (US$395.9 million), compared to RMB3,248.3 million in the same period of 2023, and RMB2,901.0 million in the prior quarter.

Loan facilitation and servicing fees-capital heavy were RMB363.0 million (US$49.7 million), compared to RMB481.2 million in the same period of 2023 and RMB258.7 million in the prior quarter. The year-over-year and sequential changes were primarily due to the changes in capital-heavy loan facilitation volume.

Financing income*12 was RMB1,667.3 million (US$228.4 million), compared to RMB1,485.4 million in the same period of 2023 and RMB1,744.1 million in the prior quarter. The year-over-year increase was primarily due to the growth in average outstanding balance of the on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB761.8 million (US$104.4 million), compared to RMB1,211.8 million in the same period of 2023, and RMB794.6 million in the prior quarter. The year-over-year decrease was mainly due to the decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB97.4 million (US$13.3 million), compared to RMB69.8 million in the same period of 2023, and RMB103.7 million in the prior quarter. The year-over-year increase reflected the increase in late payment fees under the credit driven services due to improvement in collection rates of late paid loans.

Net revenue from Platform Services was RMB1,592.8 million (US$218.2 million), compared to RMB1,247.2 million in the same period of 2023 and RMB1,469.1 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB515.1 million (US$70.6 million), compared to RMB697.0 million in the same period of 2023 and RMB574.6 million in the prior quarter. The year-over-year and sequential decreases were primarily due to the decreases in capital-light loan facilitation volume.

Referral services fees were RMB907.2 million (US$124.3 million), compared to RMB446.5 million in the same period of 2023 and RMB763.1 million in the prior quarter. The year-over-year and sequential increases were mainly due to the increases in loan facilitation volume through ICE.

Other services fees were RMB170.5 million (US$23.4 million), compared to RMB103.8 million in the same period of 2023 and RMB131.4 million in the prior quarter.

Total operating costs and expenses were RMB2,591.9 million (US$355.1 million), compared to RMB3,215.9 million in the same period of 2023 and RMB2,081.0 million in the prior quarter.

Facilitation, origination and servicing expenses were RMB734.7 million (US$100.6 million), compared to RMB731.8 million in the same period of 2023 and RMB707.9 million in the prior quarter.

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Funding costs were RMB126.8 million (US$17.4 million), compared to RMB161.0 million in the same period of 2023 and RMB146.8 million in the prior quarter. The year-over-year decrease was mainly due to the lower average costs of ABS and trusts. The sequential decrease was mainly due to the decline in funding from ABS and trusts and lower average costs.

Sales and marketing expenses were RMB523.9 million (US$71.8 million), compared to RMB551.6 million in the same period of 2023 and RMB419.9 million in the prior quarter. The year-over-year decrease was primarily due to improved efficiency in acquiring new customers. The sequential increase was primarily due to a more proactive customer acquisition effort and seasonal factors.

General and administrative expenses were RMB156.1 million (US$21.4 million), compared to RMB108.0 million in the same period of 2023 and RMB92.0 million in the prior quarter.

Provision for loans receivable was RMB598.4 million (US$82.0 million), compared to RMB639.9 million in the same period of 2023 and RMB477.5 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile and changes in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB63.3 million (US$8.7 million), compared to RMB148.2 million in the same period of 2023 and RMB64.4 million in the prior quarter. The year-over-year decrease was mainly due to the decline in capital-heavy loan facilitation volume and reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile. The sequential decrease was mainly due to reversal of prior quarters’ provision in the quarter, offsetting by the increase in capital-heavy loan facilitation volume.

Provision for accounts receivable and contract assets was RMB77.5 million (US$10.6 million), compared to RMB91.1 million in the same period of 2023 and RMB108.8 million in the prior quarter. The year-over-year and sequential decreases reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB311.4 million (US$42.7 million), compared to RMB784.3 million in the same period of 2023 and RMB63.6 million in the prior quarter. The year-over-year and sequential changes reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile as well as the changes in capital-heavy loan facilitation volume.

Income from operations was RMB1,890.3 million (US$259.0 million), compared to RMB1,279.6 million in the same period of 2023 and RMB2,289.2 million in the prior quarter.

Non-GAAP income from operations was RMB1,950.0 million (US$267.2 million), compared to RMB1,322.1 million in the same period of 2023 and RMB2,315.5 million in the prior quarter.

Operating margin was 42.2%. Non-GAAP operating margin was 43.5%.

Income before income tax expense was RMB1,932.7 million (US$264.8 million), compared to RMB1,330.9 million in the same period of 2023 and RMB2,356.9 million in the prior quarter.

Income taxes expense was RMB20.0 million (US$2.7 million), compared to RMB 223.2 million in the same period of 2023 and RMB558.1 million in the prior quarter. The year-over-year and sequential changes were mainly due the writeback of withholding taxes related to the Company’s dividend and share repurchase plans, as the Company became eligible to a lower tax rate in the fourth quarter.

Net income was RMB1,912.7 million (US$262.0 million), compared to RMB1,107.7 million in the same period of 2023 and RMB1,798.8 million in the prior quarter.

Non-GAAP net income was RMB1,972.4 million (US$270.2 million), compared to RMB1,150.3 million in the same period of 2023 and RMB1,825.1 million in the prior quarter.

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Net income margin was 42.7%. Non-GAAP net income margin was 44.0%.

Net income attributed to the Company was RMB1,916.6 million (US$262.6 million), compared to RMB1,111.7 million in the same period of 2023 and RMB1,802.9 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB1,976.4 million (US$270.8 million), compared to RMB1,154.3 million in the same period of 2023 and RMB1,829.2 million in the prior quarter.

Net income per fully diluted ADS was RMB13.24 (US$1.82).

Non-GAAP net income per fully diluted ADS was RMB13.66 (US$1.87).

Weighted average basic ADS used in calculating GAAP net income per ADS was 142.94 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 144.71 million.

12 “Financing income” is generated from loans facilitated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

Full Year 2024 Financial Results

Total net revenue was RMB17,165.7 million (US$2,351.7 million), compared to RMB16,290.0 million in 2023.

Net revenue from Credit Driven Services was RMB11,719.0 million (US$1,605.5 million), compared to RMB11,738.6 million in 2023.

Loan facilitation and servicing fees-capital heavy were RMB1,016.5 million (US$139.3 million), compared to RMB1,667.1 million in 2023. The year-over-year decrease was primarily due to a decline in capital-heavy loan facilitation volume.

Financing income was RMB6,636.5 million (US$909.2 million), compared to RMB5,109.9 million in 2023. The year-over-year increase was primarily due to the growth in average outstanding balance of on-balance-sheet loans.

Revenue from releasing of guarantee liabilities was RMB3,695.0 million (US$506.2 million), compared to RMB4,745.9 million in 2023. The year-over-year decrease was mainly due to decrease in average outstanding balance of off-balance-sheet capital-heavy loans during the period.

Other services fees were RMB371.0 million (US$50.8 million), compared to RMB215.6 million in 2023. The year-over-year increase was mainly due to an increase in late payment fees in connection with improvement in collection rate of late paid loans under the credit driven services.

Net revenue from Platform Services was RMB5,446.6 million (US$746.2 million), compared to RMB4,551.5 million in 2023.

Loan facilitation and servicing fees-capital light were RMB2,116.8 million (US$290.0 million), compared to RMB3,214.0 million in 2023. The year-over-year decrease was primarily due to a decline in loan facilitation volume under the capital-light model.

Referral services fees were RMB2,842.6 million (US$389.4 million), compared to RMB950.0 million in 2023. The year-over-year increase was primarily due to an increase in the loan facilitation volume through ICE.

Other services fees were RMB487.2 million (US$66.7 million), compared to RMB387.5 million in 2023.

Total operating costs and expenses were RMB9,637.1 million (US$1,320.3 million), compared to RMB11,433.1 million in 2023.

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Facilitation, origination and servicing expenses were RMB2,900.7 million (US$397.4 million), compared to RMB2,659.9 million in 2023. The year-over-year increase was primarily due to higher collection fees.

Funding costs were RMB590.9 million (US$81.0 million), compared to RMB645.4 million in 2023. The year-over-year decrease was mainly due to the lower average cost of ABS and trusts, partially offset by the growth in funding from ABS and trusts.

Sales and marketing expenses were RMB1,725.9 million (US$236.4 million), compared to RMB1,939.9 million in 2023. The year-over-year decrease was mainly due to our prudent customer acquisition approach and lower unit customer acquisition cost.

General and administrative expenses were RMB449.5 million (US$61.6 million), compared to RMB421.1 million in 2023.

Provision for loans receivable was RMB2,773.3 million (US$379.9 million), compared to RMB2,151.0 million in 2023. The year-over-year increase was mainly due to the growth in loan origination volume of on-balance-sheet loans.

Provision for financial assets receivable was RMB296.9 million (US$40.7 million), compared to RMB386.1 million in 2023. The year-over-year decrease was mainly due to a decline in capital-heavy loan facilitation volume.

Provision for accounts receivable and contract assets was RMB421.5 million (US$57.7 million), compared to RMB175.8 million in 2023. The year-over-year increase reflected the Company’s consistent approach in assessing provisions commensurate with its underlying loan profile.

Provision for contingent liability was RMB478.4 million (US$65.5 million), compared to RMB3,053.8 million in 2023. The year-over-year decrease was mainly due to a decline in in capital-heavy loan facilitation volume and the reversal of prior provision as loans facilitated in previous period performed better than expected.

Income from operations was RMB7,528.6 million (US$1,031.4 million), compared to RMB4,857.0 million in 2023.

Non-GAAP income from operations was RMB7,696.2 million (US$1,054.4 million), compared to RMB5,042.6 million in 2023.

Operating margin was 43.9%. Non-GAAP operating margin was 44.8%.

Income before income tax expense was RMB7,892.4 million (US$1,081.3 million), compared to RMB5,277.5 million in 2023.

Income taxes expense was RMB1,644.3 million (US$225.3 million). Effective tax rate was 20.4%, compared to 18.5% in 2023. The increase in effective tax rate was mainly due to withholding taxes related to the Company’s dividend and share repurchase plan.

Net income attributed to the Company was RMB6,264.3 million (US$858.2 million), compared to RMB4,285.3 million in 2023.

Non-GAAP net income attributed to the Company was RMB6,431.9 million (US$881.2 million), compared to RMB4,470.9 million in 2023.

Net income margin was 36.4%. Non-GAAP net income margin was 37.4%.

Net income per fully diluted ADS was RMB41.28 (US$5.66).

Non-GAAP net income per fully diluted ADS was RMB42.39 (US$5.81).

Weighted average basic ADS used in calculating GAAP net income per ADS was 149.01 million.

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Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 151.72 million.

30 Day+ Delinquency Rate by Vintage and 180 Day+ Delinquency Rate by Vintage

The following charts and tables display the historical cumulative 30 day+ delinquency rates by loan facilitation and origination vintage and 180 day+ delinquency rates by loan facilitation and origination vintage for all loans facilitated and originated through the Company’s platform. Loans under “ICE” and total technology solutions are not included in the 30 day+ charts and the 180 day+ charts:

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Semi-Annual Dividend for the Second Half of 2024

The board of directors of the Company (the “Board”) has approved a dividend of US$0.35 per Class A ordinary share, or US$0.70 per ADS for the second half of 2024 to holders of record of Class A ordinary shares and ADSs as of the close of business on April 23, 2025 Hong Kong Time and New York Time, respectively, in accordance with the Company’s dividend policy. For holder of Class A ordinary shares, in order to qualify for the dividend, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged for registration with the Company’s Hong Kong branch share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 4:30 p.m. on April 23, 2025 (Hong Kong Time). The payment date is expected to be on May 28, 2025 for holders of Class A ordinary shares and around June 2, 2025 for holders of ADSs.

Update on Share Repurchase

On March 12, 2024, the Board approved a share repurchase plan (the “2024 Share Repurchase Plan”) whereby the Company is authorized to repurchase its ADSs or Class A ordinary shares with an aggregate value of up to US$350 million during the 12-month period from April 1, 2024.

In the fourth quarter the Company had in aggregate purchased approximately 3.1 million ADSs in the open market for a total amount of approximately US$107 million (inclusive of commissions) at an average price of US$34.5 per ADS. As of December 30, 2024, the Company had utilized substantially all of the total authorized value for the 2024 Share Repurchase Plan.

On November 19, 2024, the Board approved a new share repurchase plan (the “2025 Share Repurchase Plan”) whereby the Company is authorized to repurchase up to US$450 million worth of its ADSs or Class A ordinary shares over the next 12 months starting from January 1, 2025.

As of March 14, 2025, the Company had in aggregate purchased approximately 2.2 million ADSs in the open market for a total amount of approximately US$86 million (inclusive of commissions) at an average price of US$39.7 per ADS pursuant to the 2025 Share Repurchase Plan.

Business Outlook

As macro-economic uncertainties persist, the Company intends to maintain a prudent approach in its business planning for 2025. Management will continue to focus on enhancing efficiency of the Company’s operations. As such, for the first quarter of 2025, the Company expects to generate a net income between RMB1.75 billion and RMB1.85 billion and a non-GAAP net income*13 between RMB1.80 billion and RMB1.90 billion, representing a year-on-year growth between 49% and 58%. This outlook reflects the Company’s current and preliminary views, which is subject to material changes.

13 Non-GAAP net income represents net income excluding share-based compensation expenses.

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Conference Call Preregistration

Qifu Technology’s management team will host an earnings conference call at 7:30 AM U.S. Eastern Time on Monday, March 17, 2025 (7:30 PM Beijing Time on the same day).

All participants wishing to join the conference call must pre-register online using the link provided below.

Registration Link: https://s1.c-conf.com/diamondpass/10045854-hg6t5r.html

Upon registration, each participant will receive details for the conference call, including dial-in numbers and a unique access PIN. Please dial in 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company's website at https://ir.qifu.tech.

About Qifu Technology

Qifu Technology is a leading AI-empowered Credit-Tech platform in China. By leveraging its sophisticated machine learning models and data analytics capabilities, the Company provides a comprehensive suite of technology services to assist financial institutions and consumers and SMEs in the loan lifecycle, ranging from borrower acquisition, preliminary credit assessment, fund matching and post-facilitation services. The Company is dedicated to making credit services more accessible and personalized to consumers and SMEs through Credit-Tech services to financial institutions.

For more information, please visit: https://ir.qifu.tech.

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use Non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our Non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the Non-GAAP financial measures.

We use Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses. Non-GAAP operating margin is equal to Non-GAAP income from operation divided by total net revenue. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP net income margin is equal to Non-GAAP net income divided by total net revenue. Non-GAAP net income attributed to the Company represents net income attributed to the Company excluding share-based compensation expenses. Non-GAAP net income per fully diluted ADS represents net income excluding share-based compensation expenses per fully diluted ADS. Such adjustments have no impact on income tax. We believe that Non-GAAP income from operation, Non-GAAP operating margin, Non-GAAP net income, Non-GAAP net income margin, Non-GAAP net income attributed to the Company and Non-GAAP net income per fully diluted ADS help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that Non-GAAP income from operation and Non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our Non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of Non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 7.2993 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2024.

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Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. Qifu Technology may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook, beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which factors include but not limited to the following: the Company’s growth strategies, the Company’s cooperation with 360 Group, changes in laws, rules and regulatory environments, the recognition of the Company’s brand, market acceptance of the Company’s products and services, trends and developments in the credit-tech industry, governmental policies relating to the credit-tech industry, general economic conditions in China and around the globe, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks and uncertainties is included in Qifu Technology’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Qifu Technology does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Qifu Technology

E-mail: ir@360shuke.com

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Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	December 31,	December 31,
	2023	2024	2024
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	4,177,890	4,452,416	609,978
Restricted cash	3,381,107	2,353,384	322,412
Short term investments	15,000	3,394,073	464,987
Security deposit prepaid to third-party guarantee companies	207,071	162,617	22,278
Funds receivable from third party payment service providers	1,603,419	462,112	63,309
Accounts receivable and contract assets, net	2,909,245	2,214,530	303,389
Financial assets receivable, net	2,522,543	1,553,912	212,885
Amounts due from related parties	45,346	8,510	1,166
Loans receivable, net	24,604,487	26,714,428	3,659,862
Prepaid expenses and other assets	329,920	1,464,586	200,647
Total current assets	39,796,028	42,780,568	5,860,913
Non-current assets:
Accounts receivable and contract assets, net-noncurrent	146,995	27,132	3,717
Financial assets receivable, net-noncurrent	596,330	170,779	23,397
Amounts due from related parties	4,240	51	7
Loans receivable, net-noncurrent	2,898,005	2,537,749	347,670
Property and equipment, net	231,221	362,774	49,700
Land use rights,net	977,461	956,738	131,073
Intangible assets	13,443	11,818	1,619
Goodwill	41,210	42,414	5,811
Deferred tax assets	1,067,738	1,206,325	165,266
Other non-current assets	45,901	36,270	4,969
Total non-current assets	6,022,544	5,352,050	733,229
TOTAL ASSETS	45,818,572	48,132,618	6,594,142

LIABILITIES AND EQUITY
Current liabilities:
Payable to investors of the consolidated trusts-current	8,942,291	8,188,454	1,121,814
Accrued expenses and other current liabilities	2,016,039	2,492,921	341,529
Amounts due to related parties	80,376	67,495	9,247
Short term loans	798,586	1,369,939	187,681
Guarantee liabilities-stand ready	3,949,601	2,383,202	326,497
Guarantee liabilities-contingent	3,207,264	1,820,350	249,387
Income tax payable	742,210	1,040,687	142,574
Other tax payable	163,252	109,161	14,955
Total current liabilities	19,899,619	17,472,209	2,393,684
Non-current liabilities:
Deferred tax liabilities	224,823	439,435	60,202
Payable to investors of the consolidated trusts-noncurrent	3,581,800	5,719,600	783,582
Other long-term liabilities	102,473	255,155	34,956
Total non-current liabilities	3,909,096	6,414,190	878,740
TOTAL LIABILITIES	23,808,715	23,886,399	3,272,424
TOTAL QIFU TECHNOLOGY INC EQUITY	21,937,483	24,190,043	3,314,022
Noncontrolling interests	72,374	56,176	7,696
TOTAL EQUITY	22,009,857	24,246,219	3,321,718
TOTAL LIABILITIES AND EQUITY	45,818,572	48,132,618	6,594,142

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Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	3,248,263	2,889,500	395,860	11,738,560	11,719,027	1,605,500
Loan facilitation and servicing fees-capital heavy	481,195	362,958	49,725	1,667,119	1,016,514	139,262
Financing income	1,485,446	1,667,340	228,425	5,109,921	6,636,511	909,198
Revenue from releasing of guarantee liabilities	1,211,787	761,827	104,370	4,745,898	3,695,017	506,215
Other services fees	69,835	97,375	13,340	215,622	370,985	50,825
Platform services	1,247,240	1,592,752	218,206	4,551,467	5,446,629	746,185
Loan facilitation and servicing fees-capital light	696,985	515,062	70,563	3,213,955	2,116,797	290,000
Referral services fees	446,486	907,207	124,287	950,016	2,842,637	389,440
Other services fees	103,769	170,483	23,356	387,496	487,195	66,745
Total net revenue	4,495,503	4,482,252	614,066	16,290,027	17,165,656	2,351,685
Facilitation, origination and servicing	731,787	734,659	100,648	2,659,912	2,900,704	397,395
Funding costs	161,016	126,841	17,377	645,445	590,935	80,958
Sales and marketing	551,590	523,936	71,779	1,939,885	1,725,877	236,444
General and administrative	108,037	156,061	21,380	421,076	449,505	61,582
Provision for loans receivable	639,886	598,353	81,974	2,151,046	2,773,323	379,944
Provision for financial assets receivable	148,198	63,251	8,665	386,090	296,857	40,669
Provision for accounts receivable and contract assets	91,105	77,450	10,611	175,799	421,481	57,743
Provision for contingent liabilities	784,323	311,372	42,658	3,053,810	478,404	65,541
Total operating costs and expenses	3,215,942	2,591,923	355,092	11,433,063	9,637,086	1,320,276
Income from operations	1,279,561	1,890,329	258,974	4,856,964	7,528,570	1,031,409
Interest income, net	46,970	74,951	10,268	217,307	237,015	32,471
Foreign exchange (loss) gain	(815)	2,680	367	2,356	1,512	207
Other income, net	5,209	(35,251)	(4,829)	230,936	125,325	17,169
Investment loss	-	-	-	(30,112)	-	-
Income before income tax expense	1,330,925	1,932,709	264,780	5,277,451	7,892,422	1,081,256
Income taxes expense	(223,237)	(20,042)	(2,746)	(1,008,874)	(1,644,306)	(225,269)
Net income	1,107,688	1,912,667	262,034	4,268,577	6,248,116	855,987
Net loss attributable to noncontrolling interests	4,052	3,970	544	16,759	16,198	2,219
Net income attributable to ordinary shareholders of the Company	1,111,740	1,916,637	262,578	4,285,336	6,264,314	858,206
Net income per ordinary share attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	3.51	6.70	0.92	13.36	21.02	2.88
Diluted	3.44	6.62	0.91	13.04	20.64	2.83

Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc.
Basic	7.02	13.40	1.84	26.72	42.04	5.76
Diluted	6.88	13.24	1.82	26.08	41.28	5.66

Weighted average shares used in calculating net income per ordinary share
Basic	316,325,750	285,872,913	285,872,913	320,749,805	298,012,150	298,012,150
Diluted	323,305,948	289,427,077	289,427,077	328,508,945	303,449,864	303,449,864

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Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,			Year ended December 31,
	2023	2024	2024	2023	2024	2024
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by operating activities	2,351,791	3,051,606	418,067	7,118,350	9,343,311	1,280,027
Net cash used in investing activities	(1,885,694)	(945,611)	(129,548)	(11,147,789)	(7,994,081)	(1,095,184)
Net cash (used in) provided by financing activities	(911,621)	(1,873,516)	(256,671)	1,066,458	(2,114,463)	(289,680)
Effect of foreign exchange rate changes	(877)	31,464	4,311	9,615	12,036	1,649
Net (decrease) increase in cash and cash equivalents	(446,401)	263,943	36,159	(2,953,366)	(753,197)	(103,188)
Cash, cash equivalents, and restricted cash, beginning of period	8,005,398	6,541,857	896,231	10,512,363	7,558,997	1,035,578
Cash, cash equivalents, and restricted cash, end of period	7,558,997	6,805,800	932,390	7,558,997	6,805,800	932,390

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Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net income	1,107,688	1,912,667	262,034
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(3,606)	145,610	19,948
Other comprehensive (loss) income	(3,606)	145,610	19,948
Total comprehensive income	1,104,082	2,058,277	281,982
Comprehensive loss attributable to noncontrolling interests	4,052	3,970	544
Comprehensive income attributable to ordinary shareholders	1,108,134	2,062,247	282,526

	Year ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Net income	4,268,577	6,248,116	855,987
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	17,118	46,534	6,375
Other comprehensive income	17,118	46,534	6,375
Total comprehensive income	4,285,695	6,294,650	862,362
Comprehensive loss attributable to noncontrolling interests	16,759	16,198	2,219
Comprehensive income attributable to ordinary shareholders	4,302,454	6,310,848	864,581

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Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,107,688	1,912,667	262,034
Add: Share-based compensation expenses	42,572	59,720	8,182
Non-GAAP net income	1,150,260	1,972,387	270,216
GAAP net income margin	24.6%	42.7%
Non-GAAP net income margin	25.6%	44.0%

Net income attributable to shareholders of Qifu Technology, Inc.	1,111,740	1,916,637	262,578
Add: Share-based compensation expenses	42,572	59,720	8,182
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	1,154,312	1,976,357	270,760
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	161,652,974	144,713,538	144,713,538
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	6.88	13.24	1.82
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	7.14	13.66	1.87

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,279,561	1,890,329	258,974
Add: Share-based compensation expenses	42,572	59,720	8,182
Non-GAAP Income from operations	1,322,133	1,950,049	267,156
GAAP operating margin	28.5%	42.2%
Non-GAAP operating margin	29.4%	43.5%

	Year ended December 31,
	2023	2024	2024
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	4,268,577	6,248,116	855,987
Add: Share-based compensation expenses	185,604	167,613	22,963
Non-GAAP net income	4,454,181	6,415,729	878,950
GAAP net income margin	26.2%	36.4%
Non-GAAP net income margin	27.3%	37.4%

Net income attributable to shareholders of Qifu Technology, Inc.	4,285,336	6,264,314	858,206
Add: Share-based compensation expenses	185,604	167,613	22,963
Non-GAAP net income attributable to shareholders of Qifu Technology, Inc.	4,470,940	6,431,927	881,169
Weighted average ADS used in calculating net income per ordinary share for both GAAP and non-GAAP EPS -diluted	164,254,473	151,724,932	151,724,932
Net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	26.08	41.28	5.66
Non-GAAP net income per ADS attributable to ordinary shareholders of Qifu Technology, Inc. -diluted	27.22	42.39	5.81

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	4,856,964	7,528,570	1,031,409
Add: Share-based compensation expenses	185,604	167,613	22,963
Non-GAAP Income from operations	5,042,568	7,696,183	1,054,372
GAAP operating margin	29.8%	43.9%
Non-GAAP operating margin	31.0%	44.8%

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